September 20, 2016

Writer’s Direct Number:
011-52-461-618-3555

Writer’s Email Address:
daniel.salazar.ferrer@bachoco.net

BY EDGAR

Mr. Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Fax: (202) 772-9202

Industrias Bachoco, S.A.B. de C.V.,
Form 20-F for Fiscal Year Ended December 31, 2015
Filed April 29, 2016
File No. 001-33030

Dear Mr. Mew:

Industrias Bachoco, S.A.B. de C.V., (the “Company” or “we”) has received a comment letter dated July 20, 2016 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission concerning the Company’s annual report on Form 20-F for fiscal year ended December 31, 2015. Pursuant to your phone conversation today with our counsel, Shearman & Sterling LLP, we hereby advise the Staff that the Company will submit a response to the Staff’s letter no later than October 6, 2016.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 011-52-461-618-3555 or our counsel at Shearman & Sterling LLP, Antonia E. Stolper, at 212-848-5009.

Very truly yours,

/s/ Daniel Salazar Ferrer
Daniel Salazar Ferrer

cc:	Rodolfo Ramos Arvizu- Chief Executive Officer – Industrias Bachoco, S.A.B. de C.V.
Antonia E. Stolper – Shearman & Sterling LLP